Filed by EPIX Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Predix Pharmaceuticals Holdings, Inc.
Commission File Number: 333-133513

The following communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on current expectations of the management of EPIX Pharmaceuticals, Inc. (“EPIX”). These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond the control of EPIX, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. Such forward-looking statements include statements regarding: the expectation that Predix Pharmaceuticals Holdings, Inc. (“Predix”) will receive a $1.5 million payment from Cystic Fibrosis Foundation Therapeutics, Inc. (“CFFT”) in connection with Predix’s achievement of a milestone under the terms of its original agreement with CFFT; Predix’s eligibility to receive up to an additional $3.5 million in research funding and milestone payments, bringing the total value of its research collaboration with CFFT to $16 million; the expectation that Predix is at a point where it can begin conducting drug discovery research based on its innovative computer model of the cystic fibrosis protein CFTR; the hope that the Predix team will identify compounds that could become new potential therapies for people with cystic fibrosis; the expectation that Predix will complete the first of at least two pivotal Phase III clinical trials for generalized anxiety disorder for its lead drug candidate, PRX-00023, in the second half of 2006; the expectation that PRX-03140 for the treatment of Alzheimer’s disease will enter Phase IIa later this year; the expectation that PRX-08066 for the treatment of pulmonary hypertension (“PH”) and PH associated with chronic obstructive pulmonary disease will enter a Phase II trial in 2006; and the expectation that PRX-07034 will be developed for the treatment of obesity and for the cognitive impairment associated with Alzheimer’s disease or schizophrenia. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: costs related to the merger, failure of EPIX’s or Predix’s stockholders to approve the merger, EPIX’s or Predix’s inability to satisfy the conditions of the merger, the risk that EPIX’s and Predix’s businesses will not be integrated successfully, the combined company’s inability to further identify, develop and achieve commercial success for new products and technologies, the possibility of delays in the research and development necessary to select drug development candidates and delays in clinical trials, the risk that clinical trials may not result in marketable products, the risk that the combined company may be unable to successfully secure regulatory approval of and market its drug candidates, the risks associated with reliance on outside financing to meet capital requirements, risks associated with Predix’s new and uncertain technology, the development of competing systems, the combined company’s ability to protect its proprietary technologies, patent-infringement claims, risks of new, changing and competitive technologies and regulations in the U.S. and internationally. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. These factors and others are more fully discussed in EPIX’s periodic reports and other filings with the Securities and Exchange Commission.
EPIX undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.
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THE FOLLOWING IS THE PRESS RELEASE ISSUED BY PREDIX ON AUGUST 3, 2006
FOR IMMEDIATE RELEASE
CONTACT:
Sheryl Seapy, Pure Communications
(949) 608-0841
Kelly Hennessy, Pure Communications
(617) 227-0552
Predix Pharmaceuticals Announces Expansion of Research Collaboration with Cystic Fibrosis
Foundation Therapeutics
Predix to Receive $1.5 Million Milestone Payment; Total Potential Value of Agreement Increased
to $16 Million
LEXINGTON, Mass., August 3, 2006 – Predix Pharmaceuticals, which recently announced a definitive agreement to merge with EPIX Pharmaceuticals (Nasdaq: EPIX), announced today that it has expanded its research, development and commercialization agreement with Cystic Fibrosis Foundation Therapeutics, Inc. (CFFT), the nonprofit drug discovery and development affiliate of the Cystic Fibrosis Foundation. In addition, Predix has achieved another milestone under the original agreement and will receive the associated $1.5 million payment. Under the terms of the amended agreement, Predix may be eligible for up to an additional $3.5 million in research funding and milestone payments, bringing the total value of its research collaboration with CFFT to $16 million.
“We are very pleased that we are now at the point where Predix can begin conducting drug discovery research based on its innovative computer model of the cystic fibrosis protein CFTR,” said Robert J. Beall, Ph.D., president and CEO of the Cystic Fibrosis Foundation. “We look forward to continuing to work together and are hopeful that the Predix team will identify compounds that could become new potential therapies for people with cystic fibrosis.”
Michael G. Kauffman, M.D., Ph.D., president and chief executive officer of Predix added, “We have reached another milestone in our research program with CFFT, and I want to congratulate our joint development team on their efforts and thank the Predix computational team for their continued progress with modeling the CFTR ion channel protein. We are delighted to be awarded this extension to our research agreement with CFFT, which along with the S1P1 collaboration we announced earlier this week with Amgen, further demonstrates the quality of our research and the strength of our G-protein coupled receptor (GPCR) and ion channel drug discovery technology.”
The first research program under this agreement utilizes Predix’ proprietary PREDICT™ technology to characterize the Cystic Fibrosis Transmembrane conductance Regulator (CFTR) ion channel protein. Through this technology, Predix has modeled several domains of the structure of this protein and the resulting model has been validated. The original agreement between Predix and CFFT has been expanded to allow for additional research by Predix, including the initiation of screening efforts against certain regions of the CFTR protein to help restore proper functioning of this ion channel.
The second program under the agreement with the CFFT uses Predix’s PREDICT™ technology to discover small-molecule agonists of the P2Y(2) protein to ameliorate symptoms of cystic fibrosis. Predix retains the right to develop and commercialize any drug candidates discovered through this second research program.
About Cystic Fibrosis and The Cystic Fibrosis Foundation
Cystic fibrosis (CF) is a life-threatening, genetic disease that can lead to fatal lung infections and digestive problems. An estimated 30,000 Americans have CF. When the Cystic Fibrosis Foundation was established in 1955, most children with the disease did not live to attend elementary school. Today, the median age of survival is nearly age 37, thanks in large part to research and care supported by the CF Foundation. The Foundation, headquartered in Bethesda, MD, is a donor-sponsored, nonprofit organization committed to finding therapies and ultimately a cure for CF, and improving the lives of those with the disease. For more information on CF and the CF Foundation, call (800) FIGHT CF or visit www.cff.org.
About Predix Pharmaceuticals Holdings, Inc.
Predix, based in Lexington, MA, is a pharmaceutical company focused on the discovery and development of novel, highly selective, small-molecule drugs that target G-Protein Coupled Receptors (GPCRs) and ion channels. Using its proprietary drug discovery technology and approach, Predix has advanced four internally-discovered drug candidates into clinical trials and has five additional programs in preclinical development and discovery. Predix is expected to complete the first of at least two pivotal Phase III clinical trials for generalized anxiety disorder for its lead drug candidate, PRX-00023, in the second half of 2006. In addition to PRX-00023, Predix has three other clinical-stage drug candidates: PRX-03140 for the treatment of Alzheimer’s disease, which is expected to enter Phase IIa later this year; PRX-08066 for the treatment of pulmonary hypertension (PH) and PH associated with chronic obstructive pulmonary disease, which recently completed a Phase Ib trial and is expected to enter a Phase II trial in 2006; and, PRX-07034, which recently entered a Phase I trial and is expected to be developed for the treatment of obesity and for the cognitive impairment associated with Alzheimer’s disease or schizophrenia. Additional information about Predix can be found on the company’s website at www.predixpharm.com.
About EPIX Pharmaceuticals, Inc.
EPIX Pharmaceuticals, Inc., based in Cambridge, MA, discovers and develops innovative pharmaceuticals for imaging that are designed to transform the diagnosis, treatment and monitoring of disease. The Company uses its proprietary Target Visualization Technology™ to create imaging agents targeted at the molecular level, designed to enable physicians to use Magnetic Resonance Imaging (MRI) to obtain detailed information about specific disease processes. To receive the latest EPIX news and other corporate developments, please visit the EPIX website at www.epixpharma.com.
Additional Information About the Merger And Where To Find It
EPIX has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus in connection with the proposed merger with Predix. Investors and security holders are advised to read the joint proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed merger because it contains important information about EPIX, Predix and the proposed transaction and other related matters. The joint proxy statement/prospectus has been mailed to stockholders of EPIX and Predix seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and any amendments or supplements thereto and other documents filed by EPIX at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free by directing such request to EPIX Pharmaceuticals, Inc. 161 First Street, Cambridge, Massachusetts, Attn: Investor Relations, tel: (617) 250-6000; e-mail: ahedison@epixpharma.com or Predix Pharmaceuticals Holdings, Inc., 4 Maguire

Road, Lexington, Massachusetts 02421, Attn: Investor Relations, tel: (781) 372-3260; e-mail: investors@predixpharm.com.
EPIX and Predix and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that EPIX and Predix directors and executive officers have in the merger is included in the registration statement containing the proxy statement/prospectus that has been filed with the Securities and Exchange Commission and is available free of charge as indicated above.
Safe Harbor Statement
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that are based on current expectations of Predix’s management. These statements include, but are not limited to, those relating to the amended research, development and commercialization agreement with Cystic Fibrosis Foundation Therapeutics, Inc., including the expected benefits thereof, the timing and results of future clinical development of Predix’s drug candidates, as well as the potential efficacy, safety and tolerability of such drug candidates. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond the control of Predix, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. Any or all of the forward-looking statements in this press release can be affected by inaccurate assumptions Predix might make or by known or unknown risks and uncertainties, including, but not limited to: Predix’s inability to further identify, develop and achieve commercial success for product candidates and technologies; the ability of Predix to maintain, and achieve the expected benefits under, its collaborations; the possibility of delays in the research and development of its product candidates and delays in clinical trials; risks associated with Predix’s new and uncertain technology; uncertainties as to the future success of ongoing and planned clinical trials; and the unproven safety and efficacy of products under development. Consequently, actual results may differ materially from those described in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Predix undertakes no obligation to update forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law.

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EPIX has filed a registration statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus in connection with the proposed merger with Predix Pharmaceuticals. Investors and security holders are advised to read the joint proxy statement/prospectus (including any amendments or supplements thereto) regarding the proposed merger because it contains important information about EPIX, Predix and the proposed transaction and other related matters. The joint proxy statement/prospectus will be sent to stockholders of EPIX and Predix seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and any amendments or supplements thereto (when they are available) and other documents filed by EPIX at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free by directing such request to EPIX Pharmaceuticals, Inc. 161 First Street, Cambridge, Massachusetts, Attn: Investor Relations, tel: (617) 250-6000; e-mail: ahedison@epixpharma.com or Predix Pharmaceuticals Holdings, Inc., 4 Maguire Road, Lexington, Massachusetts 02421, Attn: Investor Relations, tel: (781) 372-3260; e-mail: investors@predixpharm.com.
EPIX and Predix and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that EPIX and Predix directors and executive officers have in the merger is included in the registration statement containing the joint proxy statement/prospectus filed with the Securities and Exchange Commission and available free of charge as indicated above. Information regarding EPIX’s executive officers and directors is also available in EPIX’s Form 10-K, as amended, for the year ended December 31, 2005, which was filed with the Securities and Exchange Commission on March 1, 2006 and amended on April 28, 2006. You can obtain free copies of these documents using the contact information above.